Exhibit 5

December 3, 2004

Blue Coat Systems, Inc.

650 Almanor Avenue

Sunnyvale, California 94539

Re:	Blue Coat Systems, Inc. Registration Statement

for Offering of 33,330 Shares of Common Stock

Ladies and Gentlemen:

We refer to your registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of 33,330 shares of Common Stock under the Cerberian, Inc. 2000 Stock Option Plan. We advise you that, in our opinion, when such shares have been issued and sold pursuant to the applicable provisions of the Cerberian, Inc. 2000 Stock Option Plan and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company’s Common Stock.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/S/ GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP